      As filed with the Securities and Exchange Commission on February 21, 2002
================================================================================
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               -----------------

                                  SCHEDULE TO
           TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                                     UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                               -----------------

                                  INDIGO N.V.
                      (Name of Subject Company (Issuer))

                               -----------------

                            HEWLETT-PACKARD COMPANY
 HEWLETT-PACKARD ERSTE VERMOGENSVERWALTUNGS- UND BETEILIGUNGSGESELLSCHAFT MBH

                      (Names of Filing Persons (Offeror))

                               -----------------

                                COMMON SHARES,
                         PAR VALUE NLG 0.04 PER SHARE
                        (Title of Class of Securities)

                                   N44495104
                     (CUSIP Number of Class of Securities)

                               -----------------

                             Ann O. Baskins, Esq.
                           Charles N. Charnas, Esq.
                            Ross N. Katchman, Esq.
                            Hewlett-Packard Company
                              3000 Hanover Street
                          Palo Alto, California 94304
                                (650) 857-1501
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                               -----------------

                                  Copies to:



                            Larry W. Sonsini, Esq.
                             Aaron J. Alter, Esq.
                            Steve L. Camahort, Esq.
                       Wilson Sonsini Goodrich & Rosati
                           Professional Corporation
                              650 Page Mill Road
                              Palo Alto, CA 94304
                                (650) 493-9300
                               -----------------

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------
                                                                    Amount of
Transaction valuation(1)                                          Filing Fee(2)
-------------------------------------------------------------------------------
$800,155,568.....................................................   $196,549
-------------------------------------------------------------------------------

(1) Estimated solely for purposes of calculating the filing fee required by the Securities Exchange Act of 1934, as amended, and computed pursuant to Rules 0-11(d) and 0-11(a)(4) under the Exchange Act based on (i) $7.115, the average of the high and low price per share prices of common shares, par value NLG 0.04 per share, of Indigo N.V., a Dutch corporation, as reported on the Nasdaq National Market on February 8, 2002, and (ii) the maximum number of common shares of Indigo to be tendered in connection with the exchange offer described herein.
(2) One-fiftieth of 1% of the value of the transaction.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $196,549    Filing Party: Hewlett-Packard Company
Form or Registration No.: 333-73786 Date Filed: November 20, 2001, as amended on January 25, 2002 and February 14, 2002

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of the tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X] third-party tender offer subject to Rule 14d-1.
[_] issuer tender offer subject to Rule 13e-4.
[_] going-private transaction subject to Rule 13e-3.
[X] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

================================================================================

CUSIP No. N4449 5 10 4

          1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
             Hewlett-Packard Company
------------------------------------------------------------------------------------------------------
          2. Check the Appropriate Box if a Member of a Group (See Instructions)
             (a) [X]
             (b) [_]
------------------------------------------------------------------------------------------------------
          3. SEC Use Only
------------------------------------------------------------------------------------------------------
          4. Source of Funds (See Instructions)
             WC, 00(1)
------------------------------------------------------------------------------------------------------
          5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
             [_]
------------------------------------------------------------------------------------------------------
          6. Citizenship or Place of Organization
             Delaware
------------------------------------------------------------------------------------------------------
              7.                             Sole Voting Power
                                             - 0 -
             ----------------------------------------------------------------------------------------
   Number     8.                             Shared Voting Power
 of Shares                                   118,671,035 Common Shares (2)
Beneficially ----------------------------------------------------------------------------------------
   Owned      9.                             Sole Dispositive Power
  by Each                                    - 0 -
 Reporting   ----------------------------------------------------------------------------------------
   Person    10.                             Shared Dispositive Power
    With                                     118,671,035 Common Shares (2)
-----------------------------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person
             118,671,035 Common Shares
------------------------------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
             [_]
------------------------------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11)
             83.5%
------------------------------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions)
             CO

(1) Source of funds for the initial purchase of Indigo N.V. securities reported on the Schedule 13D filed on October 27, 2000 was working capital of Hewlett-Packard Europe B.V. Subject to the terms and conditions of the Offer Agreement, a combination of common stock of Hewlett-Packard Company and contingent value rights of Hewlett-Packard Erste Vermogensverwaltungs-und Beteiligungsgesellschaft mbH, an indirect subsidiary of Hewlett-Packard Company, will be used to purchase Indigo N.V. common stock pursuant to an exchange offer for all of the outstanding common stock of Indigo N.V. not owned by Hewlett-Packard Company or its affiliates.

(2) Includes 77,041,406 common shares of Indigo N.V. that are subject to the Voting Agreements entered into between Hewlett-Packard Company and certain shareholders of Indigo N.V. (27,728,512 of which Common Shares are also subject to the Tender Agreements and 49,312,894 of which Common Shares are also subject to the Tender and Option Agreement). The remaining 41,629,629 shares of Indigo N.V., or rights to acquire such shares, are held by Hewlett-Packard Europe B.V. or Hewlett-Packard Company. Hewlett-Packard Company expressly disclaims beneficial ownership of any of the Common Shares of Indigo N.V. covered by the Voting Agreements, the Tender Agreements and/or the Tender and Option Agreement until such time as Hewlett-Packard Company purchases any such shares.

CUSIP No. N4449 5 10 4

          1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

             Hewlett-Packard Europe B.V.
------------------------------------------------------------------------------------------------------
          2. Check the Appropriate Box if a Member of a Group (See Instructions)
             (a) [X]
             (b) [_]
------------------------------------------------------------------------------------------------------
          3. SEC Use Only

------------------------------------------------------------------------------------------------------
          4. Source of Funds (See Instructions)

             WC, 00(1)
------------------------------------------------------------------------------------------------------
          5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

             [_]
------------------------------------------------------------------------------------------------------
          6. Citizenship or Place of Organization

             Delaware
------------------------------------------------------------------------------------------------------
              7.                               Sole Voting Power

                                               - 0 -
   Number    ----------------------------------------------------------------------------------------
 of Shares    8.                               Shared Voting Power
Beneficially
   Owned                                       41,629,629 Common Shares
  by Each    ----------------------------------------------------------------------------------------
 Reporting    9.                               Sole Dispositive Power
   Person
    With                                       - 0 -
             ----------------------------------------------------------------------------------------
             10.                               Shared Dispositive Power

                                               41,629,629 Common Shares
-----------------------------------------------------------------------------------------------------
         11. Aggregate Amount Beneficially Owned by Each Reporting Person

             41,629,629 Common Shares
------------------------------------------------------------------------------------------------------
         12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

             [_]
------------------------------------------------------------------------------------------------------
         13. Percent of Class Represented by Amount in Row (11)

             29.6%
------------------------------------------------------------------------------------------------------
         14. Type of Reporting Person (See Instructions)

             CO

(1) Source of funds for the initial purchase of Indigo N.V. securities reported on the Schedule 13D filed on October 27, 2000 was working capital of Hewlett-Packard Europe B.V.

   This tender offer statement filed under cover of Schedule TO is being filed by Hewlett-Packard Company, a Delaware corporation, and Hewlett-Packard Erste Vermogensverwaltungs- und Beteiligungsgesellschaft mbH, a newly-purchased indirect subsidiary of Hewlett-Packard Company.

   This tender offer statement relates to the offer by HP, through Hewlett-Packard Erste Vermogensverwaltungs- und Beteiligungsgesellschaft mbH, to acquire each issued and outstanding common share, par value NLG 0.04 per share, of Indigo N.V., a corporation organized under the laws of The Netherlands, not already owned by HP or its affiliates. The exchange offer will be made pursuant to an offer agreement, dated as of September 6, 2001, as amended on February 13, 2002, by and between HP and Indigo. At the election of each tendering Indigo shareholder, subject to the allocation mechanism described in the offer agreement, each Indigo common share will be exchanged for either (1) $7.50 in HP common stock, subject to adjustment, or (2) $6.00 in HP common stock, subject to adjustment, and one contingent value right, which is referred to as a CVR. As described in more detail in the offer agreement, each CVR will entitle its holder to a contingent cash payment in 2005 from Hewlett-Packard Erste Vermogensverwaltungs- und Beteiligungsgesellschaft mbH of up to $4.50 in cash if our consolidated net revenues from the sale or lease of LEP Digital Press Products and Consumables (as such terms are defined in the contingent value rights agreement) reach specified revenue milestones over a three-year period, which will begin after completion of the exchange offer. The amount paid under each CVR increases linearly from $0 to $4.50 as the cumulative revenue increases from $1.0 billion to $1.6 billion during the three-year period. No payment will be made under the CVR if the cumulative revenue is less than or equal to $1.0 billion. No payment in excess of $4.50 will be made under the CVR if the cumulative revenue is greater than $1.6 billion. HP will guarantee the contingent payment obligations of its subsidiary under the CVRs.

   The amount of HP common stock to be issued in each case will be determined by dividing $7.50 or $6.00, as the case may be, by the average closing sales price of HP common stock on the New York Stock Exchange during the twenty consecutive trading days ending on the trading day on which the third most recent closing of the U.S. markets prior to the expiration of the exchange offer occurs. The total number of Indigo common shares that may be exchanged for each of the above-described elections is limited, as described in the offer agreement. If either election is oversubscribed, Indigo's shareholders who have tendered into the exchange offer will be subject to allocation to comply with the ceiling on the number of common shares associated with each election as described in the offer agreement.

   The transactions described above are described in more detail in a registration statement on Form S-4 that HP has filed with the Securities and Exchange Commission. The terms and conditions of the exchange offer are set forth in the prospectus which is a part of the registration statement, and the related election form/letter of transmittal, copies of which are incorporated by reference as Exhibits (a)(1)(i) and (a)(1)(ii) hereto. HP, Indigo and Benzion Landa, Indigo's Chairman and Chief Executive Officer, also have filed a transaction statement on Schedule 13E-3 with the Securities and Exchange Commission.

   All of the information in the prospectus and the related election form/letter of transmittal, and any prospectus supplement or other supplement thereto related to the exchange offer hereafter filed with the Securities and Exchange Commission by HP, is hereby incorporated by reference in answer to Items 1 through 11 of this tender offer statement.

Item 12.  Exhibits.

   Items 1016 (a), (b), (d), (g) and (h) of Regulation M-A.

  Exhibit
  Number                                                Description
  ------                                                -----------

(a)(1)(i)   Prospectus, included as part of the Registration Statement on Form S-4 filed by Hewlett-Packard
              Company with the Securities and Exchange Commission on November 20, 2001, as amended on
              January 25, 2002 and February 14, 2002./(1)/

(a)(1)(ii)  Form of Election Form/Letter of Transmittal./(2)/

(a)(1)(iii) Form of Notice of Guaranteed Delivery./(2)/

(a)(1)(iv)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees./(2)/

(a)(1)(v)   Form of Letter to Clients./(2)/

(a)(1)(vi)  Form of Guidelines for Certification of Taxpayer Number on Substitute Form W-9./(2)/

(a)(2)      Recommendation Statement on Schedule 14D-9 of Indigo N.V./(3)/

(a)(3)      None, other than this Transaction Statement.//

(a)(4)      See Exhibit (a)(1)(i).

(a)(5)      Joint Press Release issued by Hewlett-Packard Company and Indigo N.V. on September 6, 2001./(4)/

(b)         None.

(d)(i)      Offer Agreement, dated as of September 6, 2001, amended as of February 13, 2002, by and between Hewlett-Packard Company and Indigo N.V./(5)/

(d)(ii)     Form of CVR Agreement, by and between Hewlett-Packard Erste Vermogensverwaltungs- und
              Beteiligungsgesellschaft mbH and J.P. Morgan Trust Company, National Association./(6)/

(d)(iii)    Form of Corporate Guaranty by Hewlett-Packard Company./(7)/

(d)(iv)     Tender and Option Agreement, dated as of September 6, 2001, by and among Hewlett-Packard
              Company and Walthroup Corporation N.V., Visionvest Corporation N.V., Gemini Systems
              Corporation N.V., Toscal N.V., OZF Ltd. and Deering Corporation N.V./(8)/

(d)(v)      Tender and Option Agreement, dated as of November 7, 2001, by and between Hewlett-Packard
              Company and Oscar & Zlata Foundation./(8)/

(d)(vi)     Tender Agreement, dated as of September 6, 2001, by and between Hewlett-Packard Company and
              S-C Indigo N.V./(8)/

(d)(vii)    Form of Tender Agreement by and between Hewlett-Packard Company and certain officers and directors of Indigo N.V./(8)/

(d)(viii)   Voting Agreement, dated as of November 7, 2001, by and between Hewlett-Packard Company and
              Oscar & Zlata Foundation./(8)/

(d)(ix)     Voting Agreement and Irrevocable Proxy, dated as of September 6, 2001, by and between Hewlett-
              Packard Company and S-C Indigo CV./(8)/

(d)(x)      Form of Voting Agreement and Irrevocable Proxy by and among Hewlett-Packard Company and
              Walthroup Corporation N.V., Visionvest Corporation N.V., Gemini Systems Corporation N.V.,
              Toscal N.V., OZF Ltd., Deering Corporation and certain officers and directors of Indigo N.V./(8)/

(d)(xi)     Form of Affiliate Agreement by and among Hewlett-Packard Company and Walthroup
              Corporation N.V., Visionvest Corporation N.V., Gemini Systems Corporation N.V., Toscal
              N.V., OZF Ltd. and Deering Corporation N.V./(8)/

(d)(xii)    Stock Purchase Agreement, dated September 13, 2000, by and between Hewlett-Packard
              Europe B.V. and Indigo N.V./(9)/

Exhibit
Number                                            Description
------                                            -----------

(d)(xiii) Performance Warrant, dated October 17, 2000, granted by Indigo N.V. to Hewlett-Packard
            Europe B.V./(9)/

(d)(xiv)  Registration Rights Agreement, dated as of October 17, 2000, by and between Hewlett-Packard
            Europe B.V. and Indigo N.V./(9)/

(d)(xv)   Shareholders' Agreement, dated September 13, 2000, by and among Gemini Systems Corporation
            N.V., Toscal N.V., OZF Ltd., Visionvest Corporation N.V., Walthroup Corporation N.V., S-C
            Indigo CV, Hewlett-Packard Europe B.V., Hewlett-Packard Company and Indigo N.V./(9)/

(d)(xvi)  Acquisition Warrant, dated October 17, 2000, granted by Indigo N.V. to Hewlett-Packard
            Europe B.V./(9)/

(g)       None.

(h)       Opinion of Wilson Sonsini Goodrich & Rosati regarding material federal income tax consequences of the offer./(2)/

--------
(1) Incorporated by reference to Hewlett-Packard Company's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.
(2) Incorporated by reference to the exhibits filed with Hewlett-Packard Company's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.
(3) Incorporated by reference to Indigo N.V.'s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on February 21, 2002.
(4) Incorporated by reference to Hewlett-Packard Company's Form 425 filed with the Securities and Exchange Commission on September 7, 2001.
(5) Incorporated by reference to Annex A to the Prospectus forming a part of Hewlett-Packard Company's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.
(6) Incorporated by reference to Annex B-1 to the Prospectus forming a part of Hewlett-Packard Company's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.
(7) Incorporated by reference to Annex B-2 to the Prospectus forming a part of Hewlett-Packard Company's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.
(8) Incorporated by reference to Annex C to the Prospectus forming a part of Hewlett-Packard Company's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.
(9) Incorporated by reference to the exhibits filed with Hewlett-Packard Company's Schedule 13D filed with the Securities and Exchange Commission on October 27, 2000.

                                   SIGNATURE

   After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

   Dated: February 21, 2002

                                          HEWLETT-PACKARD COMPANY

                                          By:  /s/  CHARLES N. CHARNAS
                                             __________________________________

                                          Name: Charles N. Charnas

                                          Title: Assistant Secretary

                                          HEWLETT-PACKARD ERSTE
                                            VERMOGENSVERWALTUNGS- UND
                                            BETEILIGUNGSGESELLSCHAFT MBH
                                          By:  /s/  CHARLES N. CHARNAS
                                             __________________________________

                                          Name: Charles N. Charnas

                                          Title: Managing Director

                                 EXHIBIT INDEX

Exhibit
Number                                                 Description
------                                                 -----------

 (a)(1)(i)   Prospectus, included as part of the Registration Statement on Form S-4 filed by Hewlett-Packard
               Company with the Securities and Exchange Commission on November 20, 2001, as amended on
               January 25, 2002 and February 14, 2002./(1)/

 (a)(1)(ii)  Form of Election Form/Letter of Transmittal./(2)/

 (a)(1)(iii) Form of Notice of Guaranteed Delivery./(2)/

 (a)(1)(iv)  Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees./(2)/

 (a)(1)(v)   Form of Letter to Clients./(2)/

 (a)(1)(vi)  Form of Guidelines for Certification of Taxpayer Number on Substitute Form W-9./(2)/

 (a)(2)      Recommendation Statement on Schedule 14D-9 of Indigo N.V./(3)/

 (a)(3)      None, other than this Transaction Statement.

 (a)(4)      See Exhibit (a)(1)(i).

 (a)(5)      Joint Press Release issued by Hewlett-Packard Company and Indigo N.V. on September 6, 2001./(4)/

 (b)         None.

 (c)(i)      Consent of Gleacher & Co. LLC to the use of its opinion dated September 6, 2001, to the
               Combined Board of Indigo N.V. in the prospectus./(2)/

 (c)(ii)     Opinion of Gleacher & Co. LLC dated September 6, 2001./(5)/

 (c)(iii)    Materials presented by Gleacher & Co. LLC to the Combined Board of Indigo on September 5,
               2001./(6)/

 (c)(iv)     A preliminary draft of the presentation by Gleacher & Co. LLC to the Combined Board of Indigo
               N.V. on September 5, 2001./(6)/

 (c)(v)      A preliminary exhibit delivered by Gleacher & Co. LLC to the Combined Board of Indigo N.V. on
               July 25, 2001./(6)/

 (d)(i)      Offer Agreement, dated as of September 6, 2001, amended as of February 13, 2002, by and between Hewlett-Packard Company and Indigo N.V./(7)/

 (d)(ii)     Form of CVR Agreement, by and between Hewlett-Packard Erste Vermogensverwaltungs- und
               Beteiligungsgesellschaft mbH and J.P. Morgan Trust Company, National Association./(8)/

 (d)(iii)    Form of Corporate Guaranty by Hewlett-Packard Company./(9)/

 (d)(iv)     Tender and Option Agreement, dated as of September 6, 2001, by and among Hewlett-Packard
               Company and Walthroup Corporation N.V., Visionvest Corporation N.V., Gemini Systems
               Corporation N.V., Toscal N.V., OZF Ltd. and Deering Corporation N.V./(10)/

 (d)(v)      Tender and Option Agreement, dated as of November 7, 2001, by and between Hewlett-Packard
               Company and Oscar & Zlata Foundation./(10)/

 (d)(vi)     Tender Agreement, dated as of September 6, 2001, by and between Hewlett-Packard Company and
               S-C Indigo N.V./(10)/

 (d)(vii)    Form of Tender Agreement by and between Hewlett-Packard Company and certain officers and directors of Indigo N.V./(10)/

 (d)(viii)   Voting Agreement, dated as of November 7, 2001, by and between Hewlett-Packard Company and
               Oscar & Zlata Foundation./(10)/

 (d)(ix)     Voting Agreement and Irrevocable Proxy, dated as of September 6, 2001, by and between Hewlett-
               Packard Company and S-C Indigo CV./(10)/

Exhibit
Number                                                Description
------                                                -----------

(d)(x)    Form of Voting Agreement and Irrevocable Proxy by and among Hewlett-Packard Company and
            Walthroup Corporation N.V., Visionvest Corporation N.V., Gemini Systems Corporation N.V.,
            Toscal N.V., OZF Ltd., Deering Corporation and certain officers and directors of Indigo N.V./(10)/

(d)(xi)   Form of Affiliate Agreement by and among Hewlett-Packard Company and Walthroup Corporation
            N.V., Visionvest Corporation N.V., Gemini Systems Corporation N.V., Toscal N.V., OZF Ltd.
            and Deering Corporation./(10)/

(d)(xii)  Stock Purchase Agreement, dated September 13, 2000, by and between Hewlett-Packard
            Europe B.V. and Indigo N.V./(11)/

(d)(xiii) Performance Warrant, dated October 17, 2000, granted by Indigo N.V. to Hewlett-Packard
            Europe B.V./(11)/

(d)(xiv)  Registration Rights Agreement, dated as of October 17, 2000, by and between Hewlett-Packard
            Europe B.V. and Indigo N.V./(11)/

(d)(xv)   Shareholders' Agreement, dated September 13, 2000, by and among Gemini Systems Corporation
            N.V., Toscal N.V., OZF Ltd., Visionvest Corporation N.V., Walthroup Corporation N.V., S-C
            Indigo CV, Hewlett-Packard Europe B.V., Hewlett-Packard Company and Indigo N.V./(11)/

(d)(xvi)  Acquisition Warrant, dated October 17, 2000, granted by Indigo N.V. to Hewlett-Packard
            Europe B.V./(11)/

(f)       None.

(g)       None.

(h)       Opinion of Wilson Sonsini Goodrich & Rosati regarding material federal income tax consequences of the offer./(2)/

--------
 (1) Incorporated by reference to Hewlett-Packard Company's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.
 (2) Incorporated by reference to the exhibits filed with Hewlett-Packard Company's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.
 (3) Incorporated by reference to Indigo N.V.'s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on February 21, 2002.
 (4) Incorporated by reference to Hewlett-Packard Company's Form 425 filed with the Securities and Exchange Commission on September 7, 2001.
 (5) Incorporated by reference to Annex D to the Prospectus forming a part of Hewlett-Packard Company's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.
 (6) Incorporated by reference to the Transaction Statement on Schedule 13E-3 filed with the Securities and Exchange Commission on January 25, 2002.
 (7) Incorporated by reference to Annex A to the Prospectus forming a part of Hewlett-Packard Company's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.
 (8) Incorporated by reference to Annex B-1 to the Prospectus forming a part of Hewlett-Packard Company's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.
 (9) Incorporated by reference to Annex B-2 to the Prospectus forming a part of Hewlett-Packard Company's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.
(10) Incorporated by reference to Annex C to the Prospectus forming a part of Hewlett-Packard Company's Registration Statement on Form S-4 filed with the Securities and Exchange Commission on February 14, 2002.
(11) Incorporated by reference to the exhibits filed with Hewlett-Packard Company's Schedule 13D filed with the Securities and Exchange Commission on October 27, 2000.